UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40795

On Holding AG
(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190
8005 Zurich, Switzerland
Tel:+41 44 225 1555
Email: investorrelations@on.com
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

“2. Compensation of the Board of Directors” and “3. Compensation of the Members of Executive Management” included within the “On Holding AG 2025 Compensation Report” in Exhibit 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-291559) and Form S-8 (Registration Nos. 333-259533 and 333-268853) of On Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Martin Hoffmann
Name:	Martin Hoffmann
Title:	Chief Executive Officer and Chief Financial Officer

Date: March 3, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release Announcing Fourth Quarter and Full Year Fiscal 2025 Results, and Filing of Form 20-F, dated March 3, 2026
99.2	On Holding AG - Compensation Report 2025
99.3	On Holding AG - Annual Report 2025